 [Letterhead of Ballard Spahr Andrews & Ingersoll, LLP]

February 17, 2006

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission Division of Corporate Finance 100 F. Street, N.E. Washington, D.C. 20549 Attention: Matthew J. Benson, Esq.

Re:   Theater Xtreme Entertainment Group, Inc. (the “Company”)
         Registration Statement on Form SB-2, as amended
         SEC File No. 333-130058 (the “Registration Statement”)

Dear Mr. Benson:

We are counsel to the Company.

This letter responds to the Staff’s comment letter dated February 9, 2006 addressed to the Company regarding the Registration Statement. For your convenience of reference, the Staff’s comment applicable to the Registration Statement has been reproduced, followed by the Company’s response to such comment:

Recent Sales of Unregistered Securities

1.
We note that you completed a private placement of common shares beginning on January 20, 2006. We also note your disclosure that the shares were issued in reliance upon the exemptions under Rule 506 of Regulation D and Section 4(2) of the Securities Act. Please tell us the basis for the exempt offering given the pending public registration statement you filed on December 1, 2005. In addition, please tell us the means by which you solicited the investors in the January 20, 2006 placements.

RESPONSE:

The Registration Statement is solely a selling shareholder registration statement. The Company is paying the expenses for the selling shareholders to register their shares, and it is not raising any funds pursuant to the Registration Statement.

United States Securities and Exchange Commission
February 17, 2006

By contrast, the private placement conducted pursuant to Rule 506 raises funds for the Company. Because the purposes of these two offerings are different (and indeed the sellers are different), and it is not part of a single plan of financing, it would be inappropriate to integrate the two offerings under the Commission’s five-factor test set forth in SEC Release No. 33-4552 (Nov. 6, 1962).

We are advised by our client that the private placement was made solely to accredited investors with whom the Company had a prior relationship. We are further advised that disclosure to such investors was made in compliance with the requirements of Rule 502(b).

In addition, please be advised that the Company has filed an amendment to the Registration Statement to update the financial statements contained therein.

Sincerely,

/s/ Steven B. King

SBK/mah

cc: Mr. Scott Oglum (via facsimile